SECURITIES AND EXCHANGE COMMISSION
	         		WASHINGTON, DC  20549

				---------------------

				    SCHEDULE 13D
				   (Rule 13d-101)

	INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
	TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
				RULE 13d-2(a)

                              (Amendment No. __)1

                             BUTLER INTERNATIONAL, INC.
			     --------------------------
				   (Name of Issuer)

                            Common Stock, $.001 Par Value
			    -----------------------------
			    (Title of Class of Securities)

				     123649105
				    ------------
				   (CUSIP Number)

				Scott B. Bernstein, Esq.
				Caxton Associates, L.L.C.
                               731 Alexander Road, Bldg. 2
			       Princeton, New Jersey  08540
				   (609) 419-1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

				    February 12, 2002
			------------------------------------
 	Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f), or 13d-1 (g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)
_________________
1	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



				SCHEDULE 13D

CUSIP NO. 123649105

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton International Limited
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
-----------------------------------------------------------------------------

3  SEC USE ONLY

-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)					|_|

-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

-----------------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES	-------------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		917,200
OWNED BY	-------------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-------------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		917,200
WITH
		-------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     917,200
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-----------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 123649105

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton Associates, L.L.C.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
-----------------------------------------------------------------------------

3  SEC USE ONLY

-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)					|_|

-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

-----------------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES	-------------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		917,200
OWNED BY	-------------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-------------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		917,200
WITH
		-------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     917,200
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-----------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

			 SCHEDULE 13D

CUSIP NO. 123649105

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Bruce S. Kovner
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
-----------------------------------------------------------------------------

3  SEC USE ONLY

-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)					|_|

-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

-----------------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES		-------------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		917,200
OWNED BY	-------------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-------------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		917,200
WITH
		-------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     917,200
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1:  Security and Issuer

	This schedule 13D relates to the Common Stock, no par
Value (the "Common Stock"), of Butler International, Inc., a Delaware corporation (the "Company"), 110 Summit Avenue, Montvale, NJ 07645.

Item 2:	Indentity and Background

(a) This statement is filed by Caxton International Limited, a British Virgin Islands corporation ("Caxton International"), , Caxton Associates, L.L.C., a Delaware limited liability company ("Caxton Associates") and Mr. Bruce Kovner.
    The persons listed on Schedule B annexed hereto are the directors and executive officers of Caxton International and the persons listed on Schedule C annexed hereto are the executive officers of Caxton Associates (together the "Listed Persons").

(b)

   (i) The address of Caxton International is c/o Prime Management Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda.
   (ii) The address of Caxton Associates is 731 Alexander Road, Bldg. 2, Princeton, NJ 08540.
   (iii) The business address of Mr. Kovner is 667 Madison Avenue, New York, NY 10021.

(c)

  (i) The principal business of Caxton International is engaging in the trading and investing in international currency, financial and commodity interests and securities, as well as other investments.
  (ii)  The principal business of Caxton Associates is trading and investing.
  (iii) The principal occupation of Mr. Kovner is Chairman of Caxton
        Associates.


(d) No person filing this statement and none of the Listed Persons (to the Knowledge of the undersigneds) has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdermeanor).

(e) No person filing this statement and none of the Listed Persons (to the knowledge of the undersigneds)has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kovner is a United States citizen. Schedule B and C sets forth the citizenship of each of the Listed Persons.

Item 3.   Source and Amount of Funds or Other Consideration.

          The purchase price for any such acquired shares was paid out of Caxton International's working capital.

Item 4.   Purpose of Transaction.


 	  The persons filing this Report have become increasingly concerned that the Common Stock is under-valued and that conflicts of interest may exist between the Company and its Board of Directors (including Management appointed by the Board). The persons filing this Report believe that management should take further steps to enhance shareholder value and insure that the Company would be in a position to create, if needed, an independent audit committee and/or independent compensation committee. Such steps should include the following:
		(i) detailed disclosure of all existing	relationships among
		the Company and past and current management and the Board,
		(ii) detailed disclosure of the benefits such persons may receive from the Company's convertible preferred PIK securities,
		(iii) removal of any and all take-over provisions currently applicable to the Company and
		(iv) the appointment of additional independent directors to the Board, which should include representatives selected by the common shareholders not owning the Company's convertible PIK securities.

 		The persons filing this Report are also examining all of their options with respect to the possibility of taking
		actions which they believe will enhance	shareholder value.
		Any such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of
		Item 4 of Schedule 13D.

		Each of the persons filing this Report also reserves the right to purchase or otherwise acquire additional Common Stock or to sell or otherwise dispose of Common Stock owned by it, in each case in open market or privately negotiated transactions or otherwise.

Item 5.   Interest in Securities of the Issuer.

          (a) Caxton International beneficially owns 917,200 shares of Common Stock, representing approximately 9.7% of the total shares of Common Stock issued and outstanding.

	  (b)

            (i) Caxton Associates is the trading advisor to Caxton International and, as such, has voting and dispositive power with respect to the investments of Caxton International. As a result of the foregoing, Caxton Associates may be deemed beneficially to own the securities of the Issuer owned by Caxton International.

            (ii) Mr. Kovner is the Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, the manager and majority owner of Caxton Associates. As a result of the foregoing, Mr. Kovner may be deemed beneficially to own the securities of the Issuer owned by the Caxton International.

         (c) Caxton International Limited acquired additional shares and/or sold shares of Common Stock in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between December 11 and February 12, 2001. See Schedule A for disclosure of (1) the date, (2) the price and (3) the amount of shares purchased and/or sold by Caxton International during the past
	 60 days.


Item 6.	Contracts, Arrangements Understandings or Relationships
	with respect to Securities of the Issuer.


	Except as described above, there are no contracts, arrangments, understandings or relationships (legal or otherwise) among the persons filing this Report or the Listed Persons or between such persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements puts or calls, guarantees of profits, division of profits or loss, or the giving or witholding of proxies.


Item 7.	Material to be Filed as Exhibits

	There is filed herewith as Exhibit A a written agreement relating to the filing or joint acquisition statements as required by Rule 13d-1(f)(1) under the Exchange Act.


	After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


February 12, 2002



CAXTON INTERNATIONAL LIMITED


By:/s/Joseph Kelly
      Name:  Joseph Kelly
      Title:   Vice President & Treasurer


By:/s/Maxwell Quin
      Name:  Maxwell Quin
      Title:   Vice President & Secretary


CAXTON ASSOCIATES, L.L.C.


By:/s/Scott B. Bernstein
      Name:  Scott B. Bernstein
      Title: Secretary


/s/Scott B. Bernstein
Bruce S. Kovner, by Scott B. Bernstein as
Attorney-in-Fact




						Schedule A

	Caxton International Limited
		No of Shares	Price Per Share
Trade Date	Purchased (Sold)	(Excluding Commission)

26-DEC-01	 900 	 	2.31000
27-DEC-01	 3,000	 	2.72000
28-DEC-01	 1,500 	 	2.75000
31-DEC-01	 5,000	 	2.77020
23-JAN-02	 (1,700)	2.68000
24-JAN-02	 (1,300)	2.40000
01-FEB-02	 1,000	 	2.30000





			Exhibit Index

Exhibit 1 - Joint Acquisition Statement Pursuant To
Rule 13d-1(k)(1).





							Exhibit 1


			JOINT ACQUISITION STATEMENT
			PURSUANT TO RULE 13d-1(k)(l)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 12, 2002	CAXTON INTERNATIONAL LIMITED

               			      By:/s/Joseph Kelly
				      Name:  Joseph Kelly
				      Title:    Vice President & Treasurer

				      By:/s/Maxwell Quin
				      Name:  Maxwell Quin
				      Title:    Vice President & Secretary

				CAXTON ASSOCIATES, L.L.C.

				      By:/s/Scott B. Bernstein
      				      Name:  Scott B. Bernstein
      				      Title: Secretary


			              /s/Bruce S. Kovner
   				      Bruce S. Kovner, by Scott B. Bernstein
				      as Attorney-in-Fact


SCHEDULE B

CAXTON INTERNATIONAL LIMITED

Board of Directors
Joseph Kelly
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  President, Prime Management
Limited
Citizenship:  British

Peter P. D'Angelo
c/o Caxton Associates, L.L.C.
667 Madison Avenue
New York, NY  10021
Principal Occupation:  President, Caxton
Associates, L.L.C.
Citizenship:  USA

Maxwell Quin
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  Attorney-At-Law
Citizenship:  British

William Anderson
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  Managing Director,
Trident Advisors, Inc., Toronto, Ontario, Canada
Citizenship:  Canadian

Jozef Hendriks
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  Managing Director,
Global Asset Management, Ltd., Bermuda
Citizenship:  Dutch

Bruce Kovner
c/o Caxton Associates, L.L.C.
667 Madison Avenue
New York, NY  10021
Principal Occupation:  Chairman, Caxton
Associates, L.L.C.
Citizenship:  USA


Executive Officers
William Anderson, President
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  Managing Director,
Trident Advisors, Inc., Toronto, Ontario Canada
Citizenship:  Canadian

Joseph Kelly, Vice President and Treasurer
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  President, Prime Management Limited
Citizenship:  British

Maxwell Quin, Vice President and Secretary
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  Attorney-At-Law
Citizenship:  British




								SCHEDULE C

CAXTON ASSOCIATES, L.L.C.


Executive Officers - Caxton Associates, L.L.C.
Bruce Kovner, Chairman
667 Madison Avenue
New York, NY  10021
Principal Occupation:  Chairman, Caxton Associates, L.L.C.
Citizenship:  USA

Peter P. D'Angelo, President
667 Madison Avenue
New York, NY  10021
Principal Occupation:  President, Associates, L.L.C.
Citizenship:  USA

John G. Forbes, Jr., Chief Financial Officer
667 Madison Avenue
New York, NY  10021
Principal Occupation: Chief Financial Officer, Caxton Associates, L.L.C.
Citizenship:  USA

Scott B. Bernstein, General Counsel Secretary
667 Madison Avenue
New York, NY  10021
Principal Occupation:  General Counsel and Secretary, Caxton Associates, L.L.C.
Citizenship:  USA